UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

FOR BATCHES ONLY

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1-30 September 2017

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director/PDMR Shareholding 05 September 2017	Announcement Director/PDMR Shareholding 05 September 2017
Announcement Director/PDMR Shareholding 05 September 2017	Announcement Director/PDMR Shareholding 06 September 2017
Announcement Director/PDMR Shareholding 08 September 2017	Announcement Transaction in Own Shares 08 September 2017
Announcement Director/PDMR Shareholding 11 September 2017	Announcement Transaction in Own Shares 11 September 2017
Announcement Transaction in Own Shares 12 September 2017	Announcement Transaction in Own Shares 13 September 2017
Announcement Transaction in Own Shares 14 September 2017	Announcement Transaction in Own Shares 15 September 2017
Announcement Transaction in Own Shares 18 September 2017	Announcement Transaction in Own Shares 19 September 2017
Announcement Transaction in Own Shares 20 September 2017	Announcement Transaction in Own Shares 21 September 2017
Announcement Transaction in Own Shares 22 September 2017	Announcement Transaction in Own Shares 25 September 2017
Announcement Transaction in Own Shares 26 September 2017	Announcement Transaction in Own Shares 27 September 2017
Announcement Transaction in Own Shares 28 September 2017	Announcement Transaction in Own Shares 29 September 2017

Diageo PLC – Director/PDMR Shareholding Dated 05 September 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. DAVID CUTTER 2. SAM FISCHER 3. VICTORIA FRAME 4. ANAND KRIPALU 5. DANIEL MOBLEY 6. SIOBHAN MORIARTY 7. MAIREÀD NAYAGER 8. JOHN O'KEEFFE
b)	Position / status	1-8. MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Grant of conditional awards over Ordinary Shares on 4 September 2017, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP"). Each conditional award will vest on 4 September 2020 subject to the satisfaction of performance criteria. Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the Ordinary Shares subject to the conditional award. These awards come in the form of Restricted Stock Units ("RSUs").
M Nayager's grant includes a grant of conditional awards over 9,523 Ordinary Shares to spouse D Nayager (a PCA).  These awards come in the form of RSUs.

c)	Price(s) and volume(s)		Price(s)	Volume(s)No. of Ordinary Shares
		1.	N/A	35,794
		2.	N/A	40,699
		3.	N/A	31,250
		4.	N/A	20,655
		5.	N/A	27,777
		6.	N/A	42,500
		7.	N/A	49,205
		8.	N/A	34,006

d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017a
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)
1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1.	DAVID CUTTER
		2.	SAM FISCHER
		3.	VICTORIA FRAME
		4.	ANAND KRIPALU
		5.	DANIEL MOBLEY
		6.	SIOBHAN MORIARTY
		7.	MAIREÀD NAYAGER
		8.	JOHN O'KEEFFE

b)	Position / status	1-8 MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Grant of options over Ordinary Shares on 4 September 2017, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP") .Each option is exercisable between 4 September 2020 and 3 September 2027, subject to the satisfaction of performance criteria and continued employment.

c)	Price(s) and volume(s)		Price(s)	Volume(s)No. of Ordinary Shares
		1.	£25.80	39,771
		2.	£25.80	45,222
		3.	£25.80	34,722
		4.	£25.80	24,786
		5.	£25.80	30,864
		6.	£25.80	47,222
		7.	£25.80	44,091
		8.	£25.80	37,758

d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1.	KATHRYN MIKELLS
		2.	DAVID CUTTER
		3.	VICTORIA FRAME
		4.	DANIEL MOBLEY
		5.	SIOBHAN MORIARTY
		6.	MAIREÀD NAYAGER

b)	Position / status	1. MEMBER OF THE BOARD OF DIRECTORS 2 - 6 MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
An award of Ordinary Shares on 4 September 2017, under the Diageo Share Incentive Plan (the "SIP"). Awarded at no cost to plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2017 and the Company's profits for the financial year ended 30 June 2017, subject to a maximum per SIP participant of £3,000 in value per tax year.
M Nayager's award includes an award over 116 Ordinary Shares to spouse D Nayager (a PCA).

c)	Price(s) and volume(s)		Price(s)	Volume(s)No. of Ordinary Shares
		1.	£25.80	116
		2.	£25.80	116
		3.	£25.80	80
		4.	£25.80	116
		5.	£25.80	116
		6.	£25.80	232*

d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	VICTORIA FRAME
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
V Frame acquires an interest over Ordinary Shares on 4 September 2017 by way of a one-off award under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP").  There are performance conditions attached to the release of this award under the DLTIP and the award will vest, subject to achievement of performance conditions, in two equal instalments in September 2020 and September 2021. The award will be in the form of restricted stock units ("RSUs").

c)	Price(s) and volume(s)		Price(s)	Volume(s)No. of Ordinary Shares
		1.	N/A	18,313

d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	MAIREÀD NAYAGER
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
M Nayager's spouse, D Nayager, (a PCA) received a grant of conditional awards over Ordinary Shares on 4 September 2017, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP"). Each conditional award will vest on 4 September 2020. These awards come in the form of Restricted Stock Units ("RSUs").

c)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares
		N/A	3,572
d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	JOHN O'KEEFFE
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
An award of Ordinary Shares on 4 September 2017, Diageo Irish Profit Sharing Scheme (the "Irish Profitshare"). Awarded at no cost to plan participants ("Profit Share"), to a value based on a percentage of the participant's salary on 30 June 2017 and the Company's profits for the financial year ended 30 June 2017, subject to a maximum per Irish Profitshare participant of €12,700 in value per tax year.

c)	Price(s) and volume(s)	Price(s)	Volume(s)No. of Ordinary Shares
		£25.80 or €28.38	447
d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 05 September 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1.	IVAN MENEZES
		2.	KATHRYN MIKELLS
		3.	BRIAN FRANZ
		4.	ALBERTO GAVAZZI
		5.	JOHN KENNEDY
		6.	DEIRDRE MAHLAN
		7.	SYL SALLER
b)	Position / status	1 - 2 MEMBERS OF BOARD OF DIRECTORS 3 - 7 MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
Grant of conditional awards over ADSs on 4 September 2017, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP"). Each conditional award will vest on 4 September 2020 subject to the satisfaction of performance criteria. Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the ADSs subject to the conditional award. These awards come in the form of Restricted Stock Units ("RSUs").

c)	Price(s) and volume(s)		Price(s)	Volume(s)No. of ADSs
		1.	N/A	51,268
		2.	N/A	32,380
		3.	N/A	13,215
		4.	N/A	15,872
		5.	N/A	19,840
		6.	N/A	36,243
		7.	N/A	12,385
d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1.	IVAN MENEZES
		2.	KATHRYN MIKELLS
		3.	BRIAN FRANZ
		4.	ALBERTO GAVAZZI
		5.	JOHN KENNEDY
		6.	DEIRDRE MAHLAN
		7.	SYL SALLER
b)	Position / status	1 - 2 MEMBERS OF BOARD OF DIRECTORS 3 - 7 MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
Grant of options over ADSs on 4 September 2017, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP") .Each option is exercisable between 4 September 2020 and 3 September 2027, subject to the satisfaction of performance criteria and continued employment.

c)	Price(s) and volume(s)		Price(s)
		1.	$134.06	51,268
		2.	$134.06	32,380
		3.	$134.06	14,683
		4.	$134.06	17,636
		5.	$134.06	22,045
		6.	$134.06	36,243
		7.	$134.06	13,761
d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 05 September 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1.		ANAND KRIPALU
		2.		MAIREÀD NAYAGER
		3.		JOHN O'KEEFFE
b)	Position / status	1-3 MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Release of Ordinary Shares on 4 September 2017 under the Diageo Executive Long Term Incentive Plan ("DELTIP").The awards were made in the form of restricted stock units ("RSUs").
M Nayager's release includes a release of 1,591 Ordinary Shares under the Diageo Associated Company Share Incentive Plan ("DACSIP") to her spouse, D Nayager, (a PCA). The DACSIP award was made in the form of restricted stock units ("RSUs")

c)	Price(s) and volume(s)		Price(s)	Volume(s)
				No. of Ordinary Shares released	No. of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
		1.	£25.82	4,250	1,374	2,876
		2.	£25.82	2,436	1,159	1,277
		3.	£25.82	3,006	1,671	1,335
d)	Aggregated information	N/A
e)	Date of the transaction	4 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Director/PDMR Shareholding
Dated 06 September 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	JOHN KENNEDY
b)	Position / status	MEMBER OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	AMERICAN DEPOSITARY SHARES ("ADS")
b)	Nature of the transaction
Release of ADSs on 5 September 2017 in respect of awards made under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP").  The award was made on 4 September 2014. The balance of this 50% tranche of the award has lapsed.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
			No. of ADSs released	No. of ADSs sold#	Balance of ADSs retained and beneficially owned
		$ 134.50	3,896	1,912	1,984
# ADSs have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance liabilities on awards released under the DIP.
d)	Aggregated information	N/A
e)	Date of the transaction	5 SEPTEMBER 2017
f)	Place of the transaction	NEW YORK STOCK EXCHANGE (XNYS)

Diageo PLC – Director/PDMR Shareholding
Dated 08 September 2017

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KATHRYN MIKELLS 2. DAVID CUTTER 3. VICTORIA FRAME 4. DAN MOBLEY 5. SIOBHAN MORIARTY 6. MAIREÁD NAYAGER
b)	Position / status	1. CHIEF FINANCIAL OFFICER 2-6. MEMBERS OF EXECUTIVE COMMITTEE
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE ("Ordinary Shares")
b)	Nature of the transaction
Grant of options over Ordinary Shares under the Company's UK Sharesave Plan 2017 on 7 September 2017.
M Nayager's grant includes a grant of options over 442 Ordinary Shares to spouse D Nayager (a PCA).

c)	Price(s) and volume(s)		Price(s)	Volume(s)No. of Ordinary Shares	Dates Option Exercisable between
		1.	20.35	1,031	01/12/2022 - 31/05/2023
		2.	20.35	1,76	01/12/2020 - 31/05/2021
		3.	20.35	1,031	01/12/2022 - 31/05/2023
		4.	20.35	294	01/12/2022 - 31/05/2023
		5.	20.35	619	01/12/2020 - 31/05/2021
		6.	20.35	1,473	01/12/2020 - 31/05/2023
d)	Aggregated information	N/A
e)	Date of the transaction	7 SEPTEMBER 2017
f)	Place of the transaction	LONDON STOCK EXCHANGE (XLON)

Diageo PLC – Transaction in Own Shares
Dated 08 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       08 September 2017

Number of ordinary shares purchased:    371,450

Volume weighted average price paid per share:        2,584.54p

Highest price paid per share:        2,593.00p

Lowest price paid per share:        2,572.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2893Q_-2017-9-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Director/PDMR Shareholding
Dated 11 September 2017

Diageo plc (the "Company")

Transaction notification

1.	Details of Restricted Person / person closely associated with them ("PCA")
a)	Name	1. KA MIKELLS 2. D CUTTER 3. T FRAME 4. D MOBLEY 5. S MORIARTY 6. J FERRÁN
b)	Position / status	1. CFO 2-5. MEMBER OF EXECUTIVE COMMITTEE 6. CHAIRMAN
c)	Initial notification / amendment	INITIAL NOTIFICATION
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Full name of entity	DIAGEO PLC
b)	Legal Entity Identifier Code	213800ZVIELEA55JMJ32
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
c)	Description of the financial instrument	ORDINARY SHARES 28 101/108 PENCE
d)	Nature of the transaction	1-5: PURCHASE UNDER DIAGEO SHARE INCENTIVE PLAN 6: PURCHASE UNDER ARRANGEMENT WITH COMPANY
e)	Price(s) and volume(s)	Price(s)	Volume(s)
		1. £26.09	8
		2. £26.09	7
		3. £26.09	9
		4. £26.09	7
		5. £26.09	8
		6. £26.09	317
f)	Aggregated information	N/A
g)	Date of transaction	11 SEPTEMBER 2017
h)	Place of transaction	LONDON STOCK EXCHANGE (XLON)
537577033

Diageo PLC – Transaction in Own Shares
Dated 11 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       11 September 2017

Number of ordinary shares purchased:    369,098

Volume weighted average price paid per share:        2,593.95p

Highest price paid per share:        2,610.50p

Lowest price paid per share:        2,578.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4222Q_-2017-9-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 12 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:      12 September 2017

Number of ordinary shares purchased:    375,352

Volume weighted average price paid per share:        2,585.68p

Highest price paid per share:        2,600.00p

Lowest price paid per share:        2,575.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/5555Q_-2017-9-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 13 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       13th September 2017

Number of ordinary shares purchased:    377,347

Volume weighted average price paid per share:        2,554.23p

Highest price paid per share:        2,567.50p

Lowest price paid per share:        2,535.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6858Q_-2017-9-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 14 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       14th September 2017

Number of ordinary shares purchased:    379,347

Volume weighted average price paid per share:        2,536.82p

Highest price paid per share:        2,571.00p

Lowest price paid per share:        2,500.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8160Q_-2017-9-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 15 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       15th September 2017

Number of ordinary shares purchased:    380,058

Volume weighted average price paid per share:        2,490.62p

Highest price paid per share:        2,515.00p

Lowest price paid per share:        2,477.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/9488Q_-2017-9-15.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 18 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       18th September 2017

Number of ordinary shares purchased:    378,695

Volume weighted average price paid per share:        2,500.65p

Highest price paid per share:        2,509.00p

Lowest price paid per share:        2,492.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0861R_-2017-9-18.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 19 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       19th September 2017

Number of ordinary shares purchased:    385,915

Volume weighted average price paid per share:        2,499.63p

Highest price paid per share:        2,510.00p

Lowest price paid per share:        2,483.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/2078R_-2017-9-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 20 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase:       20th September 2017

Number of ordinary shares purchased:    393,484

Volume weighted average price paid per share:        2,440.99p

Highest price paid per share:        2,471.50p

Lowest price paid per share:        2,425.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3488R_-2017-9-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 21 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 21st September 2017

Number of ordinary shares purchased: 396,271

Volume weighted average price paid per share: 2,418.87p

Highest price paid per share: 2,435.00p

Lowest price paid per share: 2,408.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/4943R_-2017-9-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 22 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 22nd September 2017

Number of ordinary shares purchased: 393,271

Volume weighted average price paid per share: 2,430.89p

Highest price paid per share: 2,441.00p

Lowest price paid per share: 2,417.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/6255R_-2017-9-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 25 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 25th September 2017

Number of ordinary shares purchased: 390,257

Volume weighted average price paid per share: 2,439.49p

Highest price paid per share: 2,449.00p

Lowest price paid per share: 2,426.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/7579R_-2017-9-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 26 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 26th September 2017

Number of ordinary shares purchased: 394,943

Volume weighted average price paid per share: 2,430.11p

Highest price paid per share: 2,438.50p

Lowest price paid per share: 2,421.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/8903R_-2017-9-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 27 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 27th September 2017

Number of ordinary shares purchased: 394,023

Volume weighted average price paid per share: 2,417.26p

Highest price paid per share: 2,426.50p

Lowest price paid per share: 2,404.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/0227S_-2017-9-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 28 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 28th September 2017

Number of ordinary shares purchased: 395,425

Volume weighted average price paid per share: 2,433.07p

Highest price paid per share: 2,446.00p

Lowest price paid per share: 2,416.00p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/1584S_-2017-9-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Diageo PLC – Transaction in Own Shares
Dated 29 September 2017

DIAGEO PLC

TRANSACTIONS IN OWN SECURITIES

Diageo plc ("Diageo") announces today that it has purchased the following number of its ordinary shares of 28 101/108 pence each on the London Stock Exchange from Morgan Stanley & Co. International Plc. Such purchase was effected pursuant to instructions issued by Diageo on 7th September 2017, as announced on 8th September 2017:

Ordinary Shares

Date of purchase: 29th September 2017

Number of ordinary shares purchased: 393,569

Volume weighted average price paid per share: 2,453.63p

Highest price paid per share: 2,467.50p

Lowest price paid per share: 2,435.50p

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.

http://www.rns-pdf.londonstockexchange.com/rns/3221S_-2017-9-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 02 October 2017

By: /s/ John Nicholls
Name: John Nicholls
Title: Deputy Company Secretary